NEWS RELEASE

May 11, 2018

Nevsun Files Technical Report for the Timok Upper Zone PFS

Vancouver, BC – Nevsun Resources Ltd. (TSX:NSU) (NYSE AMERICAN: NSU) (“Nevsun” or the “Company”) today announced that the Timok Upper Zone National Instrument 43-101 pre-feasibility study (“PFS”) technical report has been filed and is available for review under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.nevsun.com.

The Timok Upper Zone is one of the best undeveloped copper projects globally. The recently released pre-feasibility study results (see News Release dated March 28, 2018) demonstrate the project’s sector-leading returns with an after-tax NAV8% of $1.8 billion and IRR of 80% at $3.15 per pound copper. The Company announced receipt of the exploration decline permit in February and construction will commence in early June.

Resource calculations are underway following completion of the $20 million Timok Lower Zone drill program which highlighted the deposit’s significant scale and impressive grades. The initial resource will be released in mid-2018 and is expected to demonstrate the potential addition of a world scale copper-gold porphyry to Nevsun’s Serbian portfolio of assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. All statements, other than statements of historical facts, are forward looking statements including statements with respect to the Timok Upper Zone Project in Serbia (the “Timok Project”). The Company also cautions the reader that the PFS on the Timok Project that support the technical feasibility or economic viability of the Timok Project, including the marketability of the concentrate, mining method, costs, processing, metal recoveries and any other technical aspects related to the Timok Project, are preliminary in nature and there is no certainty that the PFS will be realized. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs; future prices of copper, gold, zinc, silver and other minerals; resource estimates and variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration; land acquisition; mining method, production profile and mine plan; other development or mining activities, including the failure of plant, equipment or processes to operate as anticipated; performance on ore production and waste movement and improvement in mining capability; delays in exploration, development and construction activities including commencement of the decline construction as planned; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits and the ability to obtain other required licences and permits in a timely manner or at all; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business including, without limitation, other risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2017 (the “AIF”) and the Company’s management discussion and analysis for the fiscal year ended December 31, 2017 (the “MD&A”), which are incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our AIF and MD&A, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60.4% owner of the Timok Lower Zone in Serbia. The Timok Lower Zone is a partnership with Freeport-McMoRan Exploration Corporation (“Freeport”) which currently owns 39.6% and upon completion of any feasibility study (on the Upper or Lower Zone), Nevsun Resources Ltd. will own 46% and Freeport will own 54%. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Heather Taylor Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: htaylor@nevsun.com Website: www.nevsun.com